UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Bentley Systems, Incorporated
(Name of Issuer)

Class B Common Stock
(Title of Class of Securities)

08265T 208
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on the following pages)

CUSIP No. 08265T 208	13G

1	Names of reporting persons
Joseph P. Logan
2	Check the appropriate box if a member of a group (see instructions)		(a) ☐ (b) ☐

3	SEC use only

4	Citizenship or place of organization
United States
Number of shares beneficially owned by each reporting person with:	5	Sole voting power
14,673,303
	6	Shared voting power
0
	7	Sole dispositive power
14,673,303
	8	Shared dispositive power
0
9	Aggregate amount beneficially owned by each reporting person
14,673,303
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
☐
11	Percent of class represented by amount in Row (9) EXCLUDES CERTAIN SHARES (See Instructions)
5.2% [1]
12	Type of reporting person (see instructions)
IN

[1]Based upon 284,354,543 shares of the Issuer's common stock outstanding as of October 31, 2023, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2023.

Item 1.
	(a)	Name of Issuer: Bentley Systems, Incorporated

	(b)	Address of Issuer’s Principal Executive Offices: 685 Stockton Drive Exton, PA 19341
Item 2.
(a)

Name of Person Filing:

The Gregory S. Bentley 2009 Gift Trust directly owns all of the shares reported on this Schedule 13G. Joseph Logan was appointed the trustee of the trust on June 2, 2023 and has voting and dispositive power over the shares held by the trust.

	(b)	Address of Principal Business Office or, if none, Residence 400 West Fourth Street, #501, Winston-Salem, NC 27101

	(c)	Citizenship: United States

	(d)	Title of Class of Securities: Class B Commons Stock

	(e)	CUSIP Number: 08265T 208

Item 3.	If this statement is filed pursuant to §§ 240.13d 1(b) or 240.13d 2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act.

	(b)	☐	Bank as defined in section 3(a)(6) of the Act.

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.

	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d 1(b)(1)(ii)(F).

	(g)	☐	A parent holding company or control person in accordance with § 240.13d 1(b)(1)(ii)(G).

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

	(j)	☐	A non-U.S. institution in accordance with § 240.13d 1(b)(1)(ii)(J).

	(k)	☐	Group, in accordance with § 240.13d 1(b)(1)(ii)(K).

Item 4.	Ownership
(a)	Amount Beneficially Owned: 14,673,303

(b)	Percent of Class: 5.2%[2]

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 14,673,303

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 14,673,303

(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not Applicable

[2]Based upon 284,354,543 shares of the Issuer's common stock outstanding as of October 31, 2023, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 9, 2024

Joseph P. Logan

By: /s/ Joseph P. Logan
Name: Joseph P. Logan